EXHIBIT 99.1

ING files update on regulatory matter

ING announced today that it has filed supplements to the Registration Documents for the debt issuance programmes of ING Groep N.V. and ING Bank N.V. The updates concern a change in the wording in the section 'General information - Litigation', reflecting an update on timing.

The full amended paragraph in scope now reads: "ING Bank is the subject of criminal investigations by Dutch authorities regarding various requirements related to client on-boarding, money laundering and corrupt practices. ING Group has also received related information requests from US authorities. ING Group and ING Bank are cooperating with such ongoing investigations and requests. Management has concluded under IFRS that it is more likely than not that a present obligation exists and that an outflow of resources is probable, but was not able to estimate reliably the possible timing, scope or amounts of any fines, penalties and/or other outcome, which could be significant. ING expects to continue to receive more information from the Dutch authorities concerning the potential consequences of their investigation through the first half and third quarter of 2018."

The full Registration Documents and supplements can be downloaded via www.ing.com at the specific pages regarding the debt securities of ING Groep and ING Bank.

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ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) operational risks, such as system disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) the inability to protect our intellectual property and infringement claims by third parties, (18) the inability to retain key personnel, (19) business, operational, regulatory, reputation and other risks in connection with climate change, (20) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (21) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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